Exhibit 99.1
Computation of ratio of earnings to fixed charges

Nine months 2010
$ million, except ratios
Loss before taxation	(13,384)

Group’s share of income in excess of dividends of equity-accounted entities	(1,404)

Capitalized interest, net of amortization	(14)

Loss as adjusted(a)	(14,802)

Fixed charges:

Interest expense	482
Rental expense representative of interest	1,426
Capitalized interest	177

2,085

Total adjusted deficit	(12,717)

Deficiency(b)	(14,802)

(a)	Includes a pre-tax charge of $39,895 million related to the Gulf of Mexico oil spill

(b)	Adjusted earnings are inadequate to cover fixed charges.

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